UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                             (Amendment No. ______)*


                          Roebling Financial Corp, Inc.
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                                (Name of Issuer)

                          Common Stock, $. 10 par value
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                         (Title of Class of Securities)

                                   775004 10 4
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                                 (CUSIP Number)

                                  John J. Ferry
                        c/o Roebling Financial Corp, Inc.
                        Route 130 South & Delaware Avenue
                           Roebling, New Jersey 08554
                                 (609) 499-9400
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                    (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 30, 2006
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 28 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 or 7

CUSIP No.  775004 10 4
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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

      John J. Ferry

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)      |_|

     (b)      |X|
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3.  SEC Use Only
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4.  Source of Funds (See Instructions) PF
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5.  Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items
    2(d) or 2(e).
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6.  Citizenship or Place of Organization U.S.
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Number of Shares             7.   Sole Voting Power                   55,175
Beneficially Owned by        ---------------------------------------------------
Each Reporting Person
With:                        8.   Shared Voting Power                  5,655
                             ---------------------------------------------------

                             9.   Sole Dispositive Power              65,010
                             ---------------------------------------------------

                             10.  Shared Dispositive Power             5,655
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11. Aggregate Amount Beneficially Owned by Each Reporting Person      70,665
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12. Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
Instructions) |X|
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13. Percent of Class Represented by Amount in Row (11)          4.1%
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14. Type of Reporting Person (See Instructions)        IN

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




CUSIP No.  775004 10 4
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3.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

      Denise Ferry

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4.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)      |_|

     (b)      |X|
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7.  SEC Use Only
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8.  Source of Funds (See Instructions) PF, OO
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9.  Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items
    2(d) or 2(e).
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10. Citizenship or Place of Organization U.S.
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Number of Shares              7.  Sole Voting Power                    16,844
Beneficially Owned by         --------------------------------------------------
Each  Reporting  Person
With:                         8.  Shared Voting Power                   5,655
                              --------------------------------------------------
                              11. Sole Dispositive Power               16,844
                              --------------------------------------------------
                              12. Shared Dispositive Power              5,655
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11. Aggregate Amount Beneficially Owned by Each Reporting Person       22,499
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12. Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
Instructions) |X|
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13. Percent of Class Represented by Amount in Row (11)      1.3%
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14. Type of Reporting Person (See Instructions)              IN

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                                  Page 3 of 7

Item 1.   Security Issuer

     This statement relates to the common stock, $.10 par value (the "Common Stock") of Roebling Financial Corp, Inc. (the "Issuer") whose principal executive offices are located at Route 130 South & Delaware Avenue, Roebling, NJ 08554

Item 2.   Identity of Background

          (a) The names of the persons filing this statement are John J. and Denise Ferry (the "Reporting Persons")

          (b) The principal business address of the Reporting Persons is Route 130 South and Delaware Avenue, Roebling, NJ 08554

          (c) The principal business occupation of John J. Ferry is President of Ferry Construction whose address is 442 Columbus Road, Roebling, New Jersey.

          (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  The Reporting Persons are United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration

     The Reporting Persons have acquired a total of 74,461 shares for an aggregate consideration of approximately $365,000 in personal funds. In addition, Mr. John J. Ferry has presently exercisable options to acquire 9,107 shares which options were issued under the Issuer's 2006 Stock Option Plan. John
J. Ferry also has acquired beneficial ownership of 3,941 shares through the vesting (or vesting within 60 days hereof) of restricted stock awards under the Roebling Bank 2006 and 1999 Restricted Stock Plans.

Item 4.   Purpose of Transaction

     The shares of Common Stock beneficially owned by the Reporting Persons are being held for investment. From time to time, the Reporting Persons may acquire additional shares through the vesting of restricted stock awards, reinvestment of dividends and, depending on market conditions, open market purchases.

     Except as provided above or except in John J. Ferry's official capacity as a director and Chairman of the Board of the Issuer, none of the Reporting Persons have any present plans or proposals, either individually or in their capacities as trustees or executors which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the

Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the Board of Directors, (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (g) any material change in the Issuer's business or corporate structure; (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          (a) John J. Ferry beneficially owns 70,665 shares of the Common Stock representing 4.1% of the shares of Common Stock outstanding including 5,655 shares owned jointly with Denise Ferry. Denise Ferry beneficially owns 22,499 shares of the Common Stock representing 1.3% of the shares outstanding including 5,655 shares owned jointly with John J. Ferry.

          (b) John J. Ferry has sole voting power over 55,175 shares of the Common Stock, shared voting power over 5,655 shares of the Common Stock, sole dispositive power of 65,739 shares of the Common Stock (including 9,107 shares that he may acquire pursuant to the exercise of options issued under the 2006 Stock Option Plan and scheduled vesting of 728 shares of restricted stock) and shared dispositive power over 5,655 shares of the Common Stock. Denise Ferry has sole voting and dispositive power over 16,844 shares of the Common Stock and shared voting and dispositive power over 5,655 shares of the Common Stock.

          (c) The Reporting Persons effected the following transactions since and during the 60 days prior to the date on which they became the beneficial owners of more than 5% of the Common Stock. All such transactions were effected by John J. Ferry.

Date              Number of Shares  Purchase Price Per Share  Nature of Transaction
----              ----------------  ------------------------  ---------------------

2/01/06                1,300                $10.13              Open-Market Purchase
2/01/06                1,200                 10.08              Open-Market Purchase
1/30/06                   728                  na               Vesting of Restricted Stock
1/30/06                9,107                   na               Option Grant


               In addition,  John J. Ferry is scheduled to become  vested in 728
               shares  of   restricted   stock  under  the  Roebling  Bank  2006
               Restricted Stock Plan effective January 30, 2007.

          (d) Except for Anthony and Johnathan Ferry for whom John J. Ferry holds 5,990 shares of the Common Stock each as custodian under the Uniform Transfers to Minors Act, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

     Other than the Joint Filing Agreement attached as Exhibit 1, or as otherwise disclosed herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between any of the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.   Material Required to be Filed as Exhibits

          1.   Joint Filing Agreement among the Reporting Persons













                                  page 6 or 7

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  December 29, 2006               /s/ John J. Ferry
                                       -----------------------------------------
                                       John J. Ferry



Date:  December 29, 2006               /s/ Denise Ferry
                                       -----------------------------------------
                                       Denise Ferry

                                                                      EXHIBIT 1



                         AGREEMENT RELATING TO FILING OF
                           JOINT STATEMENT PURSUANT TO
                               RULE 13d-1(k) UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


     The Undersigned agree that the Statement of Schedule 13D to which this Agreement is attached is filed on behalf of each of them.




Date:  December 29, 2006                    By:  /s/ John J. Ferry
                                                 -------------------------------
                                                 John J. Ferry




                                            By:  /s/ Denise Ferry
                                                 -------------------------------
                                                 Denise Ferry